401(K) SAVINGS PLAN OF FIRST NIAGARA

Financial Statements as of
December 31, 2016 and 2015
with
Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trust Oversight Committee of the
401(k) Savings Plan of First Niagara

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of First Niagara (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Board of Directors of the 401(k) Savings Plan of First Niagara, the Plan's sponsor, voted to merge the Plan into the KeyCorp 401(k) Savings Plan effective December 20, 2016. All plan assets were transferred to the KeyCorp 401(k) Savings Plan on December 31, 2016.

Respectfully Submitted,

/s/ Insero & Co. CPAs, LLP

Insero & Co. CPAs, LLP
Certified Public Accountants

Rochester, New York
June 27, 2017

401(k) SAVINGS PLAN OF FIRST NIAGARA

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
ASSETS

INVESTMENTS, at fair value:
Mutual funds	$—	$238,227,389
First Niagara Financial Group, Inc. common stock	—	27,723,193

Common/collective trust fund	—	8,359,047
Money market account	—	5,692,477

Total investments	—	280,002,106

NOTES RECEIVABLE FROM PARTICIPANTS	—	5,985,459

CASH	—	1,219,783

NET ASSETS AVAILABLE FOR BENEFITS	$—	$287,207,348

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FIRST NIAGARA

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
ADDITIONS:
Employee contributions	$22,411,289	$23,623,417
Employer contributions	12,749,801	13,332,177
Rollover contributions	4,719,243	3,338,123
Interest and dividend income	4,393,440	9,404,497
Net appreciation (depreciation) in fair value of investments	31,983,521	(3,381,561)
Interest on notes receivable from participants	212,618	270,723

Total additions	76,469,912	46,587,376

DEDUCTIONS:
Distributions to participants	(55,969,423)	(39,994,446)
Administrative expenses	(418,806)	(326,776)

Total deductions	(56,388,229)	(40,321,222)

Net Increase Before Transfers	20,081,683	6,266,154

TRANSFERS:
Transfer from First Niagara Financial Group Employee Stock Ownership Plan Trust	5,989,264	—
Transfer to KeyCorp 401(k) Savings Plan	(313,278,295)	—

Total transfers	(307,289,031)	—

CHANGE IN NET ASSETS	(287,207,348)	6,266,154

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	287,207,348	280,941,194

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$—	287,207,348

See accompanying notes to the financial statements.

401(K) SAVINGS PLAN OF FIRST NIAGARA

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

1.	DESCRIPTION OF PLAN

The following description of the 401(k) Savings Plan of First Niagara (formerly known as the First Niagara Financial Group 401(k) Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code (IRC). The Plan is funded by employee and employer contributions and covers substantially all eligible employees of First Niagara Bank N.A. and its Subsidiaries, which is owned by First Niagara Financial Group, Inc. (First Niagara) (collectively, the Company). The Plan is intended to conform with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation, when applicable.

On August 1, 2016, KeyCorp acquired all of the outstanding common shares of First Niagara. Subject to the terms and conditions of the Merger Agreement, each share of First Niagara common stock held in the Plan was converted into (i) 0.680 shares of KeyCorp common stock, par value $1.00 per share, and (ii) $2.30 in cash, for a total per share value of $10.26, based on the $11.70 closing price of KeyCorp's stock on July 26, 2016.

Effective July 31, 2016, the First Niagara Financial Group Employee Stock Ownership Plan Trust merged with the 401(k) Savings Plan of First Niagara. Effective December 20, 2016, the Plan merged with the KeyCorp 401(k) Savings Plan.

The assets of the Plan were maintained by Charles Schwab Trust Company (Schwab), as Trustee and Custodian and Milliman, Inc., as recordkeeper for the Plan. The Employee Benefits Administration Committee (EBAC) ensures compliance with the IRC as well as ERISA. The EBAC is responsible for the operation of the Plan and management of assets for the Plan.

Eligibility
All employees who completed three months of service, as defined in the Plan, attained the age of 21, and who were not represented by a collective bargaining unit were eligible to participate in the Plan.

Contributions
Employees who were eligible to participate in the Plan may have elected to contribute up to 100% of their annual compensation, as defined in the Plan, subject to the annual limitations provided by the IRC. Employees who were age 50 or older by the end of the calendar year were allowed to make an additional “catch-up” contribution. This contribution was limited to $6,000 in 2016 and 2015.

Effective January 1, 2009, safe harbor provisions were adopted by the Plan, for which eligible participants shall be allocated a safe harbor match in an amount equal to 100% of the first 4% of compensation plus 50% of the next 2% of compensation deferred by a participant, up to a total of 5% of compensation.

The Company may also have made an annual discretionary contribution to the Plan. No discretionary contributions were made to the Plan during 2016 and 2015. Participants may have also rolled over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants directed the investment of their contributions into various investment options offered by the Plan. Participants may have changed their investment allocation on a daily basis.

Participant Accounts
Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
All participants were immediately 100% vested in their contributions, plus allocated earnings thereon. Effective January 1, 2009, eligible participants receiving a safe harbor matching contribution shall be 100% vested in those contributions. For employer matching contributions made prior to January 1, 2009 and employer discretionary contributions, vesting was as follows:

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 per loan up to a maximum amount, which is the lesser of $50,000 or 50% of their vested account balance. Note terms range from one to five years or up to 15 years for the purchase of a principal residence. The notes are collateralized by the participant's account and bear interest at the rates available for comparable notes from commercial lending institutions. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts
Forfeitures of nonvested employer contributions may be used for Plan administrative expenses or to reduce the employer's future contributions. During 2016, no forfeitures were used to reduce employer contributions. During 2015, forfeitures used to reduce employer contributions amounted to $22,000. Unused forfeited account balances were $7,174 at December 31, 2015.

Administrative Expenses
All major loan and administrative expenses of the Plan are paid by the Plan unless otherwise paid by the Company. Administrative expenses include trustee fees.

Payment of Benefits
Employees are eligible for retirement benefits upon reaching age 65. Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or distributions based on various annuity options or fixed income payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participating employees may take financial hardship withdrawals and other in-service withdrawals under prescribed circumstances, up to the value of vested contributions to their account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's assets are invested in various investments. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net (depreciation)/appreciation includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.  Delinquent notes receivable from participants are reclassified as distributions based on the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan's assets include various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the value of such investments, changes in the values of investments will occur and such changes could materially affect the amounts reported in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Current accounting guidance establishes a fair value hierarchy based on the transparency of inputs participants use to price an asset or liability. The fair value hierarchy prioritizes these inputs into the following three levels:

•	Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

•
Level 2 Inputs - Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

•
Level 3 Inputs - Unobservable inputs for determining the fair value of the asset or liability and are based on the entity's own assumptions about the assumptions that market participants would use to price the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at each measurement date.

The following tables summarize our assets measured at fair value on a recurring basis at December 31, 2015. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the years ended December 31, 2016 and 2015, no transfers in or out of Level 1 or Level 2 occurred.

	Level 1	Level 2	Level 3	Total

December 31, 2015

Mutual Funds	$238,227,389	$—	$—	$238,227,389
First Niagara common stock	27,723,193	—	—	27,723,193
Common/collective trust fund	—	8,359,047	—	8,359,047
Money market account	5,692,477	—	—	5,692,477

	$271,643,059	$8,359,047	$—	$280,002,106

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2015.

Mutual funds, First Niagara common stock, and money market accounts were valued using unadjusted quoted prices for identical assets in active markets.

The common/collective trust fund is valued at the net asset value ("NAV") of units of a bank collective trust.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common/collective trust at year end.

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 23, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would be sustained upon examination by the Internal Revenue Service. For benefit plans, qualified status itself is deemed to be an uncertainty, as events could potentially occur to jeopardize their qualified status. As of December 31, 2016, the Plan did not have any uncertain tax positions. The Plan files the Annual Return/Report of Employee Benefit Plan (Form 5500) in the U.S. federal jurisdiction.

5.	PARTY-IN-INTEREST TRANSACTIONS

In 2016 and 2015, certain Plan investments were managed by Schwab. Schwab was the trustee of the Plan for the years ended December 31, 2016 and 2015, and therefore these transactions with Schwab qualify as party-in-interest. Notes receivable from participants also qualify as party-in-interest.

Dividend income earned on KeyCorp common stock totaled $151,613 for the year ended December 31, 2016. Dividend income earned on First Niagara common stock totaled $656,174 and $887,979 for the years ended December 31, 2016 and 2015, respectively. Net appreciation on KeyCorp common stock totaled $8,548,252 for the period August 1, 2016 to December 20, 2016, when the Plan merged with the KeyCorp 401(k) Savings Plan. Net (depreciation)/appreciation on First Niagara common stock totaled $(3,241,663) for the period January 1, 2016 to July 31, 2016 and $6,583,710 for the year ended December 31, 2015.